Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-253148

Relating to the

Preliminary Prospectus Supplement

Dated February 24, 2021

(To Prospectus Dated February 16, 2021)

PRICING TERM SHEET

February 24, 2021

Green Plains Inc.

Offering of

7,610,000 shares of Common Stock

The information in this pricing term sheet supplements Green Plains Inc.’s preliminary prospectus supplement, dated February 24, 2021 (the “Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Green Plains Inc. and not to its subsidiaries.

Issuer	Green Plains Inc.

Securities Offered	7,610,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 8,751,500) shares of common stock, $0.001 par value per share, of Green Plains Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	GPRE / NASDAQ Global Select Market (“NASDAQ”).

Public Offering Price per Share of Common Stock	$23.00.

Underwriting Discount	$1.0925 per share of Common Stock, and $8,313,925 in the aggregate (or $9,561,013.75 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	February 25, 2021.

Settlement Date	March 1, 2021.

Concurrent Offering	On February 24, 2021, we announced the pricing of our previously announced private offering of $200,000,000 aggregate principal amount of 2.25% convertible senior notes due 2027 (the “Notes”). The issuance and sale of the Notes are scheduled to settle on March 1, 2021, subject to customary closing conditions. We granted the underwriters of the Concurrent Offering a 30-day option to purchase up to an additional $30,000,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The initial conversion rate of the Notes is 31.6206 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $31.62 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Offering, if it is consummated, will be approximately $193.4 million (or approximately $222.5 million if the underwriters of the Concurrent Offering fully exercise their option to purchase additional Notes), after deducting the underwriters’ discounts and commissions and our estimated offering expenses.

The completion of the Common Stock Offering is not contingent on the completion of the Concurrent Offering, and the completion of the Concurrent Offering is not contingent on the completion of the Common Stock Offering. Accordingly, you should not assume that the Concurrent Offering will be consummated on the terms described in the Preliminary Prospectus Supplement.

This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will equal approximately $166.1 million (or approximately $191.1 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

We expect to use the net proceeds from the Common Stock Offering for general corporate purposes and any remaining balance from the Common Stock Offering and, if it is consummated, the Concurrent Offering, to repurchase approximately $135.5 million of the $170.0 million aggregate principal amount of our 4.125% convertible notes due 2022 (the “2022 Notes”), in privately negotiated transactions effected through one of the underwriters of the Common Stock Offering or its affiliate, as our agent, and to repay the outstanding balance of the 2022 Notes at their maturity date.

Book-Running Managers	Jefferies LLC

BofA Securities, Inc.

Co-Managers	Roth Capital Partners, LLC

Stephens Inc.

Truist Securities, Inc.

Craig-Hallum Capital Group LLC

CUSIP / ISIN Numbers for the Common Stock	393222104 / US3932221043.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by email at Prospectus_Department@Jefferies.com, or by telephone at (877) 821-7388; or BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com, or by telephone at 1-800-294-1322.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.